
OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

THE COMPANY

1.   Name of Issuer: 4BiddenKnowledge, Inc. (the "***Company***" or "***Issuer***")

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the Issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the Issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the Issuer:

Name:	Billy Carson	Elisabeth Hoekstra
Dates of Board Service:	January 31, 2017 to present	August 2023 - Present
Principal Occupation:	Chief Executive Officer	COO
Employer:	4biddenknowledge Inc.	4biddenknowledge Inc.
Dates of Service:	January 31, 2017 to present	August 2023 - Present
Employer's principal business:	Streaming entertainment and educational media.	Online TV streaming service, e-commerce, music, publishing, podcast network
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
No other positions or offices held with issuer		
Business Experience: List the employers, titles, and dates of positions held during past three years with an indication of job responsibilities:		



OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

Employer:	4BiddenKnowledge, Inc.	Enhanced Flow LCC
Employer's principal business:	Streaming entertainment and educational media.	Consulting
Title:	CEO	CEO
Dates of Service:	January 31, 2017 to present	JAN 2018 - current
Responsibilities:	Management	Consult businesses about expansion and growth

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the Issuer:

Name:	Billy Carson	Elisabeth Hoekstra
Title:	Chief Executive Officer	COO
Dates of Service:	January 31, 2017 to present	August 2023 - present
Responsibilities:	Execute board decisions; Oversee all operations	Operations
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:		
No prior positions or offices with the issuer		
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	4BiddenKnowledge, Inc.	Enhanced Flow LCC
Employer's principal business:	Streaming entertainment and educational media.	Consulting
Title:	CEO	CEO
Dates of Service:	January 31, 2017 to present	JAN 2018 - current
Responsibilities:	Management	Consult businesses about expansion and growth


4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% Voting Power Prior to Offering
Billy Carson	10,184,700 Class A Shares	**51%**
Elisabeth Hoekstra	9,785,300	**49%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the Issuer and the anticipated business plan of the Issuer.

Founded in 2017, the Company is the leading provider of original educational and informational content relating to ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration. The content is available for streaming through Apple TV, Amazon Video, Roku, Google Play, and directly from the Company's website.

The Company has three main revenue sources: subscription fees (for the content), merchandise and book sales, and workshops.

The Company currently has 87,000 current subscribers including vacay mode, and inactive. 50,000+ app downloads on google play. The funds raised during this offering will be primarily used for talent acquisition, expansion of the current recording facilities, content creation, and marketing.

Executive Summary
Opportunity

Problem
The major streaming TV networks share 75% of the same content. The major streaming networks include companies like Netflix, Amazon Prime Video, Google Play, Hulu, and many others. They are all competing for the same licensed content.

There are not enough streaming services producing exclusive educational content that reach all races and countries. There are also no streaming platforms taking advantage of a white labeled social media platform that engages the subscribers and sells products relevant to the video content.

Solution
4biddenknowledge TV provides educational programming combined with conscious entertainment. We have also developed our own social media platform around the streaming content. 4biddenknowledge TV provides 75% original exclusive content and 25% curated licensed content. Our solution builds a very strong, loyal, and engaged subscriber base.



OFFERING STATEMENT

2645 Executive Park Drive
Suite 419
Weston, FL 33331

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

Market



Why Us?

4biddenknowledge TV offers a much more diversely hosted TV platform with hundreds of TV hosts from all around the world. Our TV shows cover topics in ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration.

Financing Needed

4biddenknowledge Inc is looking to raise $5,000,000 so that we can dedicate our efforts on developing new content for the platform. We are also hiring new creative employees along with the hiring of a media agency. We really feel that with a raise of capital dedicated to marketing and branding, 4biddenknowledge can triple its projections.

Competition

Current alternatives

Gaia.com is our only competition and realistically there is no competition because Gaia and 4bdidenknowledge TV actually have a synergistic relationship.

Operations

Technology

4biddenknowledge TV is available on Apple TV, Roku, Amazon, iOS, Samsun TV and GooglePlay store apps as well as the internet at 4biddenknowledge.tv.





FP: truCrowd

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

2645 Executive Park Drive
Suite 419
Weston, FL 33331

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
3,000 SUBSCRIBERS	Completed	BILLY CARSON	Reach 3,000 paid subscribers by May 31st 2020. Actual reached 3400.
Apple TV	Completed	Billy Carson	Go live on Apple TV by July 1st. Mission accomplished.
Amazon Fire TV	Completed	Billy Carson	Go live on Amazon Fire Stick by July 1st. Mission accomplished.
Roku	Completed	Billy Carson	Go live on Roku by July 1st. Mission accomplished.
Android	Completed	Billy Carson	Go live on Google Plat for Android by July 1st. Mission accomplished.
iOS App Store	Completed	Billy Carson	Go live on the iOS App Store by July 1st. Mission accomplished.
100,000 Subscribers	Completed	Billy Carson	100,000 YouTube subscribers
4,000 Shows On The Network	Completed	Billy Carson	4,000 Shows On The Network
500,000 Subscribers	Completed	Billy Carson	500k YouTube subscribers by December 2021
1st Annual 4bidden Conscious Awards 2023	July 30, 2023	Elisabeth Hoekstra	1st Annual 4bidden Conscious Awards in Miami FL
1,000,000 YouTube Subscribers by Jan 1st 2024	January 01, 2024	Billy Carson	We plan on reaching our goal of 1 million subscribers by the begining of the year.
Launch Anunnaki History TV Series In Theathers	February 08, 2024	Billy Carson	Launch new Regal Movie Theater tour of the Anunnaki History TV series nationwide.
20,000 New Subscribers From Promo by Mar 20th 2024	March 20, 2024	Billy Carson	Our Bentley Continental Giveaway goal os to generate 20,000 active subscribers from that single promotion.

FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

Team

Billy Carson


4BIDDEN
KNOWLEDGE
TV

Billy Carson is the founder and CEO of 4BiddenKnowledge Inc, and the Best Selling Author of The Compendium Of The Emerald Tablets and Woke Doesn't Mean Broke.

Mr. Carson is also the founder and CEO of 4BiddenKnowledge TV, a new conscious streaming TV network, and is an expert host on Deep Space, a new original streaming series by Gaia. This series explores the Secret Space Program, revealing extraordinary technologies and their potential origins. Mr. Carson also serves as an expert host on Gaia's original series, Ancient Civilizations, in which a team of renowned scholars deciphers the riddles of our origins and pieces together our forgotten history documented in monuments and texts around the world.

Mr. Carson appreciates the dedication and hard work it takes to accomplish great things. Recently, Mr. Carson earned the Certificate of Science (with an emphasis on Neuroscience) at M.I.T. and has a certificate in Ancient Civilization from Harvard University. Among his most notable achievements, Billy is the CEO of First Class Space Agency based in Fort Lauderdale, FL. Specifically, his space agency is involved in research and development of alternative propulsion systems and zero-point energy devices.

Elisabeth Hoekstra



Elisabeth's first career was in the entertainment industry, where she drew upon her many creative talents. Starting at a young age, Elisabeth graced the media landscape as a model and actress on nationally syndicated television programs, movies, music videos, and magazines. Elisabeth's evolution as an on-camera talent continued to expand while she attended Davenport College for business management and marketing administration.

There she began to realize that her acumen for business development and building organizations was a transferable skill to various industries. During her run in entertainment, Elisabeth parlayed her creative genius into the culinary industry, starting at Schoolcraft College where she received her baking and pastry certification. She mastered the art as a sous chef where she served under one of the top Pastry Chefs in the country.

Elisabeth worked at several prestigious places during her culinary run including Oakland Hills Country Club, then helping open an award-winning restaurant, Otus Supply in 2017.

Diving even further into her entrepreneurial skills Elisabeth received her real estate license in 2017. In 2018, Elisabeth was named exclusive Real Estate agent for a statewide effort, in which she broke all records for securing the most offices in the shortest amount of time.

Elisabeth has also contributed significantly to several charities, focusing her efforts on children's health and education, both through hosting fundraisers and parlaying her political connections into advocacy. Throughout her various careers, she has seen how stress can take its toll on people's physical well-being, leading to her most recent professional engagement. Elisabeth is founder of Bio-Hack Your Best Life and the Director of Operations for 4BiddenKnowledge.


OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

RISK FACTORS

NOTICE: A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. This offering statement contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward-looking statements and other information appearing elsewhere in this offering statement. The securities described herein have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. Nothing herein constitutes an offer, or the solicitation of an offer, to sell securities.

8.   Discuss the material factors that make an investment in the Issuer speculative or risky:

<u>Risks Related to this Offering and Investment</u>

We may undertake additional equity or debt financing that would dilute the shares in this offering.

The Company may undertake further equity or debt financing, which may be dilutive to existing shareholders, including you, or result in an issuance of securities whose rights, preferences and privileges are senior to those of existing shareholders, including you, and also reducing the value of Shares subscribed for under this Offering.

An investment in the Shares is speculative and there can be no assurance of any return on any such investment.

An investment in the Company's Shares is speculative, and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

The Shares are offered on a "Best Efforts" basis and we may not raise the Maximum Amount being offered.

Since we are offering the Shares on a "best efforts" basis, there is no assurance that we will sell enough Shares to meet our capital needs. If you purchase Shares in this Offering, you will do so without any assurance that we will raise enough money to satisfy the full Use Of Proceeds To Issuer which we have outlined in this Offering Circular or to meet our working capital needs.

If the maximum offering is not raised, it may increase the amount of long-term debt or the amount of additional equity we need to raise.

There is no assurance that the maximum number of Shares in this Offering will be sold. If the maximum Offering amount is not sold, we may need to incur additional debt or raise additional equity in order to finance our operations. Increasing the amount of debt will increase our debt service obligations and make less cash available for distribution to our shareholders.





FP: truCrowd

OFFERING STATEMENT

2645 Executive Park Drive
Suite 419
Weston, FL 33331

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

Increasing the amount of additional equity that we will have to seek in the future will further dilute those investors participating in this Offering.

We have not paid dividends in the past and do not expect to pay dividends in the future, so any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our Shares and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Shares will depend on earnings, financial condition and other business and economic factors affecting it at such time that management may consider relevant. If we do not pay dividends, our Shares may be less valuable because a return on your investment will only occur if its stock price appreciates.

We may not be able to obtain additional financing.

Even if we are successful in selling the maximum number of Shares in the Offering, we may require additional funds to continue and grow our business. We may not be able to obtain additional financing as needed, on acceptable terms, or at all, which would force us to delay our plans for growth and implementation of our strategy which could seriously harm our business, financial condition and results of operations. If we need additional funds, we may seek to obtain them primarily through additional equity or debt financings. Those additional financings could result in dilution to our current shareholders and to you if you invest in this Offering.

The offering price has been arbitrarily determined.

The offering price of the Shares has been arbitrarily established by us based upon our present and anticipated financing needs and bears no relationship to our present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria. The offering price of the Shares may not be indicative of the value of the Shares or the Company, now or in the future.

The management of the Company has broad discretion in application of proceeds.

The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of the net proceeds hereof.

An investment in our Shares could result in a loss of your entire investment.

An investment in the Company's Shares offered in this Offering involves a high degree of risk and you should not purchase the Shares if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

There is no assurance that we will be able to pay dividends to our Shareholders.

While we may choose to pay dividends at some point in the future to our shareholders, there can be no assurance that cash flow and profits will allow such distributions to ever be made.





FP: truCrowd

4 BIDDEN KNOWLEDGE TV

OFFERING STATEMENT

2645 Executive Park Drive
Suite 419
Weston, FL 33331

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

Sales of a substantial number of shares of our stock may cause the price of our stock to decline.

If our shareholders sell substantial amounts of our Shares in the public market, Shares sold may cause the price to decrease below the current offering price. These sales may also make it more difficult for us to sell equity or equity related securities at a time and price that we deem reasonable or appropriate.

We have made assumptions in our projections and in Forward-Looking Statements that may not be accurate.

The discussions and information in this Offering Circular may contain both historical and "forward- looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering Circular, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that the Offering Circular contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering Circular or in other reports issued by us or by third-party publishers.

You should be aware of the long-term nature of this investment.

Because the Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares may have certain transfer restrictions. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. You should be aware of the long-term nature of your investment in the Company. You will be required to represent that you are purchasing the Securities for your own account, for investment purposes and not with a view to resale or distribution thereof.

The Shares in this Offering have no protective provisions.

The Shares in this Offering have no protective provisions. As such, you will not be afforded protection by any provision of the Shares or as a Shareholder in the event of a transaction that may adversely affect you, including a reorganization,





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

restructuring, merger or other similar transaction involving the Company. If there is a 'liquidation event' or 'change of control' the Shares being offered do not provide you with any protection. In addition, there are no provisions attached to the Shares in the Offering that would permit you to require the Company to repurchase the Shares in the event of a takeover, recapitalization or similar transaction.

You will not have significant influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You will have a very limited ability, if at all, to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or by managers of the Company. Accordingly, no person should purchase Shares unless he or she is willing to entrust all aspects of management to the Company.

There is no guarantee of any return on your investment.

There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read this Offering Circular and all exhibits and referenced materials carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Our Subscription Agreement identifies the state of Florida for purposes of governing law.

The Company's Subscription Agreement for shares issued under this Offering contains a choice of law provision stating, "all questions concerning the construction, validity, enforcement and interpretation of the Offering Circular, including, without limitation, this Subscription Agreement, shall be governed by and construed and enforced in accordance with the laws of the State of Florida." As such, excepting matters arising under federal securities laws, any disputes arising between the Company and shareholders acquiring shares under this offering shall be determined in accordance with the laws of the state of Florida. Furthermore, the Subscription Agreement establishes the state and federal courts located in Florida as having jurisdiction over matters arising between the Company and shareholders.

These provisions may discourage shareholder lawsuits or limit shareholders' ability to obtain a favorable judicial forum in disputes with the Company and its directors, officers, or other employees.

There is currently no trading market for our Common Stock, and we cannot ensure that one will ever develop or be sustained.

There is no current market for any of our shares of stock and a market may not develop. We anticipate that Shares contemplated in this Offering will trade in the over-the-counter market via OTC Markets but cannot guarantee the timeframe in which that will occur, if at all. As such, individuals who choose to participate in this Offering do so with the understanding that a liquid market for the shares purchased may never develop.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE




OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

Management has broad discretion as to the use of proceeds.

The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

<u>Please only invest what you can afford to lose.</u>


OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

THE OFFERING

9.   What is the purpose of this offering?

For general corporate purposes, including but not limited to new talent hires, content creation, marketing, and expansion of existing recording facilities.

10.   How does the Issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$4,658,107.50**
Less: Portal Success Fee of 8%	$800.00	$372,648.60
Net Proceeds	**$9,200.00**	**$4,285,458.90**
Use of Net Proceeds		
Equipment	$200.00	$80,000.00
R&D	$200.00	$80,000.00
Sales and Marketing	$3,000.00	$1,250,000.00
Events and Travel	$200.00	$80,000.00
Payroll	$1,000.00	$400,000.00
Inventory	$2,800.00	$1,000,000.00
General Operating Capital	$1,800.00	$1,395,458.90
Total Use of Net Proceeds	**$9,200.00**	**$4,285,458.90**

11.   How will the Issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum target offering figure (the "***Minimum Target Offering Amount***") for this offering of $10,000. After the Minimum Target Offering Amount has been reached, and the Company decides to close the offering, the Company will engage a Stock Transfer Agent to transfer the Securities to the newly-acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the Issuer reaches the maximum target offering amount (the "*Maximum Target Offering Amount*") prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about



OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

      Class B common stock, $2.50 per share.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the Issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.


OFFERING STATEMENT

2645 Executive Park Drive
Suite 419
Weston, FL 33331

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	4,000	$10,000	$9,200
Maximum Target Offering Amount	1,863,243	$4,658,107.50	$4,285,458.90

Description of Issuer's Securities

17.   What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Common Stock:										
Class A (Founder's Shares)	19,970,000	19,970,000	Yes	☑	No		Yes		No	☑
Class B	977,678,455	2,621,545	Yes		No	☑	Yes		No	☑

18.   How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder(s) of a majority of the voting rights in the company, our majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The company has received valuation reports for much higher figures, and has elected to go with a more conservative valuation of $50,000,000 pre-money.

22.   What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.



FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the Issuer or of assets of the Issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

24. Describe the material terms of any indebtedness of the Issuer:

Debt Name	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Other Current Liabilities*	$90,195.00	0%	July 31, 2023	
KARAT BLACK CARD (Credit Card Debt)	$180,542.00	2%	PAID IN FULL MONTHLY	VISA
TD BANK (Line of Credit)	$153,607.00	5%	PAID IN FULL MONTHLY	BANK
EXOTIC AUTO (Lease Obligations)	$264,503.00	6%	Aug 2024	AUTO LEASE FOR BUSINESS
DELTA BRIDGE FUND (Notes and Loans Payable)	$268,885.00	27%	June 2023	BRIDGE LOAN

* since the dates covered in the financial statements, this debt has been paid and is no longer owed

25. What other exempt offerings has the Issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
11/22/2020	506(b)	Class B Common Stock	30,000 shares at $1.00 each	General operating capital
2021-08-24 - 2023-03-31	Reg CF	Class B Common Stock	2,289,933 shares for $2,986,052.50	● Equipment ● R&D ● Sales and Marketing ● Events & Travel ● Payroll ● Inventory ● General Operating Capital

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
(4) any immediate family member of any of the foregoing persons.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

None

FINANCIAL CONDITION OF THE Issuer

27. Does the Issuer have an operating history? Yes.

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Company is in excellent financial health. The Company began generating revenue from operations in 2019, generating $255,000. The following year, the Company generated approximately $651,000, and for the year 2021 the Company generated $1.65 million in revenues. For 2022, the Company generated $4.9 million in revenues. For 2023, the Company predicts $6.4 million in revenues.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter.



OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4BIDDENKNOWLEDGE INC

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2022, AND 2021
Audited

(Expressed in United States Dollars)



OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

INDEX TO FINANCIAL STATEMENTS




OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	4,000	$10,000	$9,200
Maximum Target Offering Amount	1,863,243	$4,658,107.50	$4,285,458.90

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
4Biddenknowledge, Inc.
Pompano Beach, Florida

Opinion

We have audited the financial statements of 4Biddenknowledge, Inc., which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of 4Biddenknowledge, Inc. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of 4Biddenknowledge, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about 4Biddenknowledge, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 4Biddenknowledge Inc.'s internal control. Accordingly, no such opinion is expressed.

- 1 -




OFFERING STATEMENT

2645 Executive Park Drive
Suite 419
Weston, FL 33331

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 4Biddenknowledge Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 29, 2023
Los Angeles, California





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc.
Balance Sheet

As of December 31,	2022	2021
(In US Dollars)		
ASSETS		
Current assets		
Cash and cash quivalents	$ 361,937	$ 466,556
Inventories	164,602	206,813
Total current assets	526,539	673,369
Non-current assets		
Property and eqiupment, net	168,385	271,259
Right of use assets, net	443,434	322,515
	611,819	593,774
TOTAL ASSETS	**$ 1,138,358**	**$ 1,267,143**
LIABILITIES		
Current liabilities		
Credit card debt	180,542	$ 103,082
Line of credit	153,607	153,607
Current portion lease obligations	43,515	35,703
Current portion of notes and loans payable	20,393	41,861
Other current liabilities	90,195	-
Accrued taxes	-	387,279
Total current liabilities	488,252	721,532
Lease obligations	220,988	164,114
Notes and loans payable	248,492	196,582
Total liabilties	957,732	1,082,228
EQUITY		
Common Stock - Class A	1,997	1,997
Common Stock - Class B	263	97
Additional paid in capital	3,392,594	833,846
Equity issuance costs	(333,109)	(82,641)
Retained earnings / (Accumulated deficit)	(2,881,119)	(568,384)
Total stockholders' equity	180,626	184,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**1,138,358**	**1,267,143**

See accompanying notes to the financial statements.

- 3 -



OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 2,369,674	$ 1,974,428
Cost of revenues	2,216,107	438,979
Gross profit	$ 153,567	1,535,449
Operating expenses		
General and administrative	2,406,597	1,380,085
Sales and marketing	259,410	233,773
Total operating expenses	2,666,007	1,613,858
Operating income/(loss)	(2,512,440)	(78,409)
Interest expense	191,736	79,185
(Gain)/loss on disposition of assets	(4,162)	-
Income/(Loss) before provision for income taxes	(2,700,014)	(157,594)
Provision/(Benefit) for income taxes	(387,279)	-
Net income/(Net Loss)	**$ (2,312,735)**	**$ (157,594)**

See accompanying notes to financial statements.





OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	*Total Proceeds*	*Net Proceeds*
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid in Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2020	**19,970,000**	**1,997**	**30,000**	**3**	**29,997**	**-**	**(410,790)**	**(378,793)**
Issuance of Common Stock	-	-	940,000	94	803,849	(82,641)	-	721,302
Net income/(loss)	-	-	-	-	-	-	(157,594)	(157,594)
Balance—December 31, 2021	**19,970,000**	**$ 1,997**	**970,000**	**$ 97**	**$ 833,846**	**$ (82,641)**	**$ (568,384)**	**$ 184,915**
Issuance of Common Stock	-	-	1,657,545	166	2,348,748	(250,468)	-	2,098,446
Stock-based Compensation	-	-	-	-	210,000	-	-	210,000
Net income/(loss)	-	-	-	-	-	-	(2,312,735)	(2,312,735)
Balance—December 31, 2022	**19,970,000**	**$ 1,997**	**2,627,545**	**$ 263**	**$ 3,392,594**	**$ (333,109)**	**$ (2,881,119)**	**$ 180,626**

See accompanying notes to financial statements.





FP: truCrowd

OFFERING STATEMENT

2645 Executive Park Drive
Suite 419
Weston, FL 33331

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,312,735)	$ (157,594)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation	43,492	51,942
Amortization	79,594	
Stock based compensation	358,803	
Changes in operating assets and liabilities:		
Inventories	42,211	(183,537)
Credit card debt	77,460	98,797
Accrued taxes	(387,279)	-
Net cash provided/(used) by operating activities	**(2,098,454)**	**(190,392)**
CASH FLOW FROM INVESTING ACTIVITIES		
Right of use assets	(120,919)	(322,515)
Sale of property and equipment	58,515	-
Purchases of property and equipment	(10,000)	(189,214)
Net cash provided/(used) in investing activities	**(72,404)**	**(511,729)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock Class B	166	94
Stock based compensation	(358,803)	-
Additional paid in capital	2,558,748	803,849
Equity issuance costs	(250,468)	(82,641)
Borrowings, net of payments	116,596	387,447
Net cash provided/(used) by financing activities	**2,066,239**	**1,108,749**
Change in cash	(104,619)	406,628
Cash—beginning of year	466,556	59,928
Cash—end of year	**$ 361,937**	**$ 466,556**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 191,736	$ 79,185
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ 199,817
Issuance of equity in return for services rendered	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ 5,000

See accompanying notes to financial statements.

- 6 -





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1. NATURE OF OPERATIONS

4Biddenknowledge Inc. was formed on January 31, 2017, in the state of Florida. The financial statements of 4Biddenknowledge Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Coral Springs, Florida.

4Biddenknowledge TV offers a diversely hosted TV platform with hundreds of TV hosts from all around the world. Our TV shows cover topics in ancient civilizations, esoteric wisdom, metaphysics, quantum physics, spirituality, and inspiration. 4Biddenknowledge TV provides educational programming combined with conscious entertainment. We have also developed our own social media platform around streaming content. 4Biddenknowledge TV provides 75% exclusive content and 25% licensed content. This method is building a very loyal, highly engaged subscriber base.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

In the opinion of management, the accompanying financial statements include all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for the years ended December 31, 2022, and 2021. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses.

Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing, and maintaining a system of internal accounting control and preventing and detecting fraud. The Company's system of internal accounting control is designed to assure, among other items, that 1) recorded transactions are valid; 2) valid transactions are recorded; and 3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $29,757 and $0, respectively.



FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc.
Notes to Financial Statements
For Year Ended to December 31, 2022 and December 31, 2021

Accounts Receivable and Allowance for Doubtful Accounts

The Company typically collects payment before the product is delivered. This applies to both shipped goods and internet content.

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to books and other products are determined using the retail method.

Property and equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Income Taxes

4Biddenknowledge Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its content active subscribers, as well as book and other product sales.

Cost of revenues

Costs of revenues include the costs associated with production and distribution of events, online streaming/TV content, as well as the costs associated books and other product sales and delivery.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities, such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

- 9 -

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	4,000	$10,000	$9,200
Maximum Target Offering Amount	1,863,243	$4,658,107.50	$4,285,458.90

4Biddenknowledge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 29, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 206,813	$ 23,276
Total inventories	$ 206,816	$ 23,276

4. PROPERTY, EQUIPMENT, AND RIGHT-OF-USE ASSETS

Property and equipment consist of the following:

As of December 31,	2022	2021
Vehicles	$ 194,880	$ 366,673
Furniture and fixtures	32,580	32,580
Accumulated depreciation	(59,075)	(127,994)
Fixed assets, net	$ 168,385	$ 271,259

For the years ended December 31, 2022, and 2021, depreciation expenses were $43,492 and $51,942, respectively.

Right-of-use assets consist of the following:

As of December 31,	2022	2021
Right-of-use asset - acquisition cost	$ 526,035	$ 339,131
Accumulated lease amortization	(82,601)	(16,616)
Right-of-use assets, net	$ 443,434	$ 322,515

- 10 -





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	4,000	$10,000	$9,200
Maximum Target Offering Amount	1,863,243	$4,658,107.50	$4,285,458.90

4Biddenknowledge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

For the years ended December 31, 2022, and 2021, amortization of right-to-use assets was $79,594 and $23,686, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 19,970,000 shares of Common Shares class A and 980,030,000 of Class B with a par value of $0.0001. As of December 31, 2022, and 2021, 19,970,000 shares of Class A were issued and outstanding. As of December 31, 2022, and 2021, 2,627,545 and 963,288 shares of Class B were issued and are outstanding, respectively. Class A shares have voting rights, Class B shares do not.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Current income tax expense/(benefit)	$ (729,004)	$ (42,550)
Deferred tax, net of valuation allowance	$ 729,004	$ 42,550
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Accrued tax liability	$ (686,920)	$ 387,279
Deferred Tax asset	(2,544,149)	155,865
Valuation Allowance	3,231,069	(155,865)
Total Deferred Tax Liability	$ -	$ 387,279

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.



OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	4,000	$10,000	$9,200
Maximum Target Offering Amount	1,863,243	$4,658,107.50	$4,285,458.90

4Biddenknowledge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into various operating leases for facilities on a month-to-month basis for coworking space. Rent expenses were in the amount of $66,692, and $82,611 for the years ended December 31, 2022, and December 31, 2021, respectively.

The Company accounts for leases under ASC 842 – Leases and has entered into several equipment leasing arrangements that qualify as finance leases under ASC 842. The Company accounts for these leases by initially recording, as a Right-of-Use asset and lease obligation, the present value of the future outflows at the Company's incremental borrowing rate. Subsequently, lease expense is recognized over the length of the lease using the straight-line method and interest and principal reduction are recorded over the life of the lease using the Effective Interest Method.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through September 29,2023, which is the date the financial statements were available to be issued.

On June 29, 2023, the Company entered into an agreement with Forward Financing to sell $396,000 in future accounts receivable for $275,000.

On August 29, 2023, the Company entered into an agreement with CloudFund, LLC to sell $74,500 in future accounts receivable for $47,475 (net of fees).

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a cumulative net operating loss of $2,544,149, and liquid assets in cash of $361,937, as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

- 12 -





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

4Biddenknowledge Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.



OFFERING STATEMENT

4,000 – 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated Issuers) before the filing of this offering statement, of any felony or misdemeanor:
  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
  (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
  (i) at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer?
       ☐ Yes ☑ No
    (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
    (C) engaging in savings association or credit union activities? ☐ Yes ☑ No
  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
       ☐ Yes ☑ No
  (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or Issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing



OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Issuer's website

The Issuer must continue to comply with the ongoing reporting requirements until:

(1)   the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the Issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s,
        77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7





FP: truCrowd

2645 Executive Park Drive
Suite 419
Weston, FL 33331

OFFERING STATEMENT

4,000 - 1,863,243 Shares of Class B Common Stock

	# Of Units	Total Proceeds	Net Proceeds
Minimum Target Offering Amount	**4,000**	**$10,000**	**$9,200**
Maximum Target Offering Amount	**1,863,243**	**$4,658,107.50**	**$4,285,458.90**

U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10. Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the Issuer must file a registration statement that registers that class of securities under the Act within 120 days